UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2024

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.

(Translation of registrant’s name into English)

Steakholder Foods Ltd.

5 David Fikes St., Rehovot 7632805 Israel

+972-73-541-2206

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On August 1, 2024, Steakholder Foods Ltd. (the “Company”) entered into an At The Market Offering Agreement (the “Offering Agreement”) with H.C. Wainwright & Co., LLC, as sales agent (“H.C. Wainwright”), pursuant to which the Company may offer and sell, from time to time through H.C. Wainwright American Depositary Shares, each representing one hundred ordinary shares of the Company, no par value (the “Ordinary Shares”), having an aggregate offering price of up to $4.0 million (the “ADSs”).

The offer and sale of the ADSs will be made pursuant to a shelf registration statement on Form F-3 and the related prospectus (File No. 333-264110) filed by the Company with the Securities and Exchange Commission (the “SEC”) on April 4, 2022, and declared effective by the SEC on April 13, 2022, as supplemented by a prospectus supplement dated August 1, 2024, filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the Offering Agreement, sales of ADSs may be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on or through The Nasdaq Capital Market, or any other existing trading market in the Unites States for the Company’s ADSs, sales made to or through a market maker other than on an exchange or otherwise, directly to H.C. Wainwright as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or in any other method permitted by law. H.C. Wainwright will use commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell the ADSs pursuant to the Offering Agreement from time to time, based upon instructions from the Company, including any price or size limits or other customary parameters or conditions the Company may impose.

The offering of ADSs pursuant to the Offering Agreement will terminate upon the earliest of (a) the sale of all of the ADSs subject to the Offering Agreement, (b) the termination of the Offering Agreement by H.C. Wainwright or the Company, as permitted therein, and (c) the mutual agreement of the parties. The Company will pay H.C. Wainwright a fixed commission rate equal to 3.0% of the gross sales price of the ADSs sold pursuant to the Offering Agreement and has agreed to provide H.C. Wainwright with customary indemnification and contribution rights.

The Company will also reimburse H.C. Wainwright for certain specified expenses in connection with entering into the Offering Agreement. The Offering Agreement contains customary representations and warranties and conditions to the sale of the ADSs pursuant thereto.

The foregoing description of the Offering Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference. A copy of the opinion of Meitar Law Offices relating to the offer and sale of the ADSs is attached as Exhibit 5.1 hereto.

This Report on Form 6-K shall not constitute an offer to sell, or the solicitation of an offer to buy, the ADSs discussed herein, nor shall there be any offer, solicitation, or sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File Nos. 333-276845 and 333-264110) and on Form S-8 (File Nos. 333-255419, 333-267045 and 333-271112) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

5.1	Opinion of Meitar Law Offices, Israeli Counsel to the Company

10.1	At The Market Offering Agreement, dated August 1, 2024, between Steakholder Foods Ltd. and H.C. Wainwright & Co., LLC

23.1	Consent of Meitar Law Offices, Israeli Counsel to the Company (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

	By:	/s/ Arik Kaufman
		Name:	Arik Kaufman
		Title:	Chief Executive Officer

Date: August 1, 2024

2